Exhibit 2.12
DETOUR GOLD CORPORATION
FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1. Name and Address of Company
Detour Gold Corporation
Suite 2040, 200 Bay Street
Toronto, Ontario M5J 2J1
Item 2. Date of Material Change
January 24, 2009
Item 3. News Release
Detour Gold Corporation (“Detour Gold”) disseminated jointly with PDX Resources Inc. (“PDX”) a press release (the “Press Release”) on January 26, 2009 via Marketwire, a copy of which is attached hereto.
Item 4. Summary of Material Change
On January 24, 2009, Detour Gold and PDX entered into an agreement providing for the merger of the companies pursuant to an amalgamation of PDX with a newly formed, wholly-owned subsidiary of Detour Gold. Pursuant to this transaction, each PDX share will be exchanged for 0.2571 (the “Exchange Ratio”) of a common share of Detour Gold (each such share, a “DGC Share”). A total of 19 million DGC Shares will be issued to PDX Shareholders based on the number of common shares of PDX (each a “PDX Share”) outstanding on January 24, 2009 and subject to rounding. This number of DGC Shares issued to PDX shareholders will increase to the extent any issued and outstanding options to purchase PDX shares (“PDX Options”) are exercised prior to the amalgamation. PDX will become a wholly-owned subsidiary of Detour Gold and the 19 million DGC Shares currently held by PDX will be cancelled. As a result, the transaction will have no material impact on the capitalization of Detour Gold. The transaction is subject to the approval of the shareholders of both Detour Gold and PDX.
Item 5. Full Description of Material Change
Detour Gold and PDX have entered into a combination agreement (the “Combination Agreement”) dated January 24, 2009 providing for the amalgamation of PDX with a newly formed, wholly-owned subsidiary of Detour Gold. PDX is Detour Gold’s largest shareholder, and the 19 million DGC Shares that it holds represent an approximate 42% interest in Detour Gold.
Share Exchange
The Combination Agreement provides for, among other things, the amalgamation under section 181 of the Business Corporations Act (Alberta) of PDX with a newly formed, wholly-owned subsidiary of Detour Gold (the “Amalgamation”). Each outstanding PDX Share at the effective time of the Amalgamation (the “Effective Time”) will be exchanged for 0.2571 (the “Exchange Ratio”) of a DGC

Share. No fractional DGC Shares will be issued in this exchange. If any exchange of PDX Shares held by a PDX shareholder would result in that shareholder being issued less than a whole number of DGC Shares, then the number of DGC Shares to be issued to that shareholder shall be rounded up to the closest whole number. A total of 19 million DGC Shares will be issued to PDX Shareholders based on the number of PDX shares outstanding on January 24, 2009 and subject to rounding. The number of DGC Shares issued to PDX shareholders will increase to the extent any issued and outstanding PDX Options are exercised prior to the Amalgamation. As of January 24, 2009, PDX Options exercisable for 2,122,500 PDX Shares were outstanding under the incentive stock option plan of PDX (the “PDX Option Plan”).
Effect of the Transaction
Pursuant to the Amalgamation, PDX will become a wholly-owned subsidiary of Detour Gold. Promptly following the Amalgamation, Detour Gold intends to cause the cancellation of the 19 million DGC Shares currently held by PDX. Accordingly, aside from any issuances of DGC Shares pursuant to the PDX Options, the proposed transaction will not affect the outstanding share capital of Detour Gold. Following the proposed transaction, the shareholders of PDX immediately prior to the Effective Time will, in the aggregate, own DGC Shares representing approximately the same voting and beneficial interest in Detour Gold as the DGC Shares that PDX currently holds.
Aside from the 19 million DGC Shares that it owns, PDX has no material assets and PDX’s business is limited to its investment in those DGC Shares. As a result, other than the proposed governance arrangements, Detour Gold does not anticipate that consummating the transaction will have a significant effect on its ongoing business and affairs. As noted in further detail below, Detour Gold will incur certain costs and assume certain liabilities in connection with the proposed transaction.
Reasons for the Transaction
The proposed transaction offers a number of benefits to the shareholders of both PDX and Detour Gold, including the following:
•	a simplified ownership structure and a larger public float which should facilitate a broader base of institutional investors and greater liquidity in Detour Gold shares;

•	for shareholders of PDX:
➢	the elimination of the significant discount in the trading price of the PDX shares relative to the market value of PDX’s interest in Detour Gold; and

➢	direct exposure to the potential of the Detour Lake project, one of the world’s largest undeveloped gold resources;
•	for shareholders of Detour Gold:
➢	the elimination of the overhang created in Detour Gold shares by PDX’s significant ownership block; and

➢	the addition of further experience to Detour Gold’s board of directors, whose combined expertise and proven track record will be invaluable in moving the Detour Lake project forward.
Management and Directors
The Combination Agreement provides that, at the Effective Time, the board of directors of Detour Gold will put in effect the governance arrangements described in Schedule E to the Combination Agreement. A summary of those governance arrangements is provided below.

Upon completion of the transaction, Gerald Panneton will continue to serve as the President and Chief Executive Officer of Detour Gold and Michael Kenyon, a current director of Detour Gold, will assume the role of Executive Chairman. Three new independent directors will be appointed to Detour Gold’s board of directors: Peter Crossgrove, in the role of Non-Executive Co-Chairman and Lead Director, André Gaumond and Jonathan Rubenstein. With these additions, Detour Gold’s new board of directors will be composed of Michael Kenyon (Executive Chairman), Peter Crossgrove (Non-Executive Co-Chairman and Lead Director), Gerald Panneton (President and Chief Executive Officer), Louis Dionne, André Gaumond, Ingrid Hibbard, Philip Olson, Jonathan Rubenstein and Ronald Thiessen. All other current directors of Detour Gold and PDX will resign as of the Effective Time.
Each of Peter Crossgrove, Ingrid Hibbard and Philip Olson are currently directors of PDX (collectively, the “PDX Nominees”). Ingrid Hibbard is also currently the President and Chief Executive Officer of PDX. If prior to the Effective Time any of the PDX Nominees shall become unwilling or unable to serve as a director of Detour Gold, PDX shall select a replacement for such PDX Nominee who is acceptable to Detour Gold’s board of directors acting reasonably. Ingrid Hibbard and Peter Crossgrove shall be nominated for re-election at each of the 2009 and 2010 Annual General Meetings of Detour Gold. At the Effective Time, the nominating committee of the Detour Gold Board shall be comprised of Ingrid Hibbard, Jonathan Rubenstein and André Gaumond.
The role of Executive Chairman and Non-Executive Co-Chairman and Lead Director are to be established at the Effective Time. Further details as to these roles is provided in Schedule E to the Combination Agreement. The other senior executive offices of Detour Gold will continue to be held by the people currently performing those senior executive roles. All current officers and employees of PDX shall elect to terminate their employment agreements with PDX and shall resign their offices and/or employment as of the Effective Time. Upon such termination, these officers and employees will be entitled to change of control payments in an aggregate amount of approximately $680,000. In addition, any unvested PDX Options held by them will vest at the Effective Time (further details regarding the treatment of options are set out under the heading “Treatment of Options”).
In the Combination Agreement, Detour has agreed to indemnify and hold harmless each present and former director and officer of PDX to the fullest extent permitted under applicable laws and has agreed to purchase and maintain for the period from the Effective Time until six years after the Effective Time on a “trailing” (or “run-off”) basis, a prepaid, non-cancellable directors’ and officers’ insurance policy for the benefit of these directors and officers, all on the terms and conditions specified in the Combination Agreement.
Treatment of Options
At the Effective Time, Detour Gold will assume the PDX Option Plan and the outstanding obligations of PDX under the PDX Option Plan in respect of the Converted Options (defined below). By its terms, the PDX Option Plan requires that any PDX Share receivable on the exercise of a PDX Option be converted at the Effective Time into an option to receive DGC Shares (each, a “Converted Option”). The Converted Options will entitle the holder to purchase a number of DGC Shares equal to the product of the number of PDX Shares issuable upon the exercise of the converted PDX Options multiplied by the Exchange Ratio. Detour Gold expects to reserve up to 542,481 DGC Shares in respect of the Converted Options. The actual number of DGC Shares to be reserved for the Converted Options will decrease to the extent that any PDX Options are exercised prior to the Effective Time. The Combination Agreement further provides that any Converted Options held by a director, officer, employee or consultant of PDX who shall cease to hold any such position at (or immediately before or after) the Effective Time shall vest immediately at the Effective Time and maintain their original expiry dates as if they continued to hold such positions until the applicable expiry date, provided that upon the consummation of a transaction by which all of the outstanding DGC Shares are acquired or exchanged for cash, property or the securities of another person (or any combination thereof), whether by take-over bid, merger, amalgamation or plan of arrangement, any such Converted Options held by an individual (other than a director or senior officer of PDX) that remain unexercised shall immediately terminate. Options granted under Detour Gold’s stock option plan that are held by the two directors of Detour Gold who shall resign such position at the Effective Time shall be afforded the same treatment as directors or senior officers of PDX. The Converted Options will continue to be governed by the PDX Option Plan and, except as described above, all other terms and conditions of such Converted Options remain the same as under the PDX Option Plan. No further PDX Options may be granted under the PDX Option Plan.
Boards of Directors’ Recommendations
The board of directors of Detour Gold (with the directors that also serve on PDX’s board not participating) and the board of directors of PDX (with the directors that also serve on Detour Gold’s board abstaining from voting) have unanimously approved the proposed transaction. All of the directors of PDX and Detour Gold have indicated that they intend to vote their respective shares in favour of the transaction.
Certain Covenants
The Combination Agreement includes a commitment by PDX and Detour Gold not to solicit or initiate discussions concerning alternative transactions, subject to customary provisions which entitle each of PDX and Detour Gold to consider and accept a superior proposal. The parties have also agreed to certain customary and other covenants, including an agreement of each of PDX and Detour Gold to conduct their respective businesses only in the usual and ordinary course and consistent with past practice.
Termination
PDX and Detour Gold each have certain rights to terminate the Combination Agreement. The Combination Agreement may be terminated in, among others, the following circumstances: (a) by either PDX or Detour Gold, as applicable, if the Amalgamation shall not have occurred by April 30, 2009, or such other date as may be agreed to in writing by the parties, provided that the failure of the Amalgamation to occur by that date was not principally due to the failure of the terminating party to fullfil its obligations; (b) by Detour Gold if Detour Gold enters into a written agreement concerning a DGC Superior Proposal (as defined in the Combination Agreement) and Detour Gold concurrently pays the $3.14 million termination payment (the “Termination Payment”) as provided for in the Combination Agreement; or (c) by PDX if PDX enters into a written agreement concerning a PDX Superior Proposal (as defined in the Combination Agreement) and PDX concurrently pays the Termination Payment as provided for in the Combination Agreement. A Termination Payment must also be made by a party in certain other circumstances where the Combination Agreement is terminated.
If the Combination Agreement is terminated by a party due to the the other party’s breach of a representation or warranty or failure to perform a covenant or agreement that would cause certain closing conditions to not be satisfied, then the breaching party will be obligated to pay the other party’s reasonable expenses, costs and fees incurred in connection with the transaction, not to exceed $500,000 (the “Expense Payment”). The Combination Agreement further provides that, in certain circumstances where such breaching party consummates or enters into a contract for an acquisition proposal within 365 days following the termination, the breaching party will be required to make the Termination Payment less any amount previously paid on account of the Expense Payment.

Certain Costs and Other Liabilities Assumed By Detour Gold
If the transaction is completed, Detour Gold will pay for all costs and expenses incurred in connection with the preparation, execution and delivery of the Combination Agreement and the consummation of the Amalgamation and other transactions contemplated by the Combination Agreement. However, if the Combination Agreement is terminated in accordance with its terms, except for any required Termination Payment or Expense Payment, each party shall pay its own legal, financial, advisory, accounting and other costs and expenses incurred in connection with the Combination Agreement.
Pursuant to the Combination Agreement, Detour Gold has advanced to PDX the sum of $1,140,000 to fund PDX’s out-of-pocket expenses that PDX anticipated would be incurred prior to the Amalgamation and to fund PDX’s current accounts payable (the “PDX Expense Amount”). PDX is required to repay the full amount of the PDX Expense Amount plus interest in certain circumstances to Detour Gold in the event that the Combination Agreement is terminated in accordance with its terms. As security for the obligation to refund the PDX Expense Amount, at the time of the advance PDX pledged 200,000 DGC Shares owned by PDX to Detour Gold. This pledge is pursuant to the terms of the share pledge agreement entered into by PDX and Detour Gold, which is in the form attached as Schedule F to the Combination Agreement.
In September 2008, PDX implemented a tax-deferred “butterfly” spin-off transaction that resulted in the distribution of certain assets of PDX to a newly formed corporation, Pelangio Exploration Inc. (“PX”). Under the terms of the tax ruling issued by the Canada Revenue Agency in respect of this spin-off and the applicable “butterfly rules” in the Income Tax Act (Canada), it is possible that income tax could be assessed against PDX and/or PX if certain other transactions (including the Amalgamation) are considered to be part of a series of transactions or events that includes the spin-off transaction. In connection with the proposed transaction, Detour and PDX entered into a tax indemnity agreement with PX dated January 24, 2009 but with effect only if and when the Amalgamation is implemented. Under this tax indemnity agreement, PDX agrees to indemnify PX for certain tax liabilities that it might incur in respect of the “butterfly” spin-off transaction as a result of the Amalgamation or certain other transactions.
Required Approvals and Other Conditions to Closing
Special meetings of the shareholders of each of Detour Gold and PDX will be held to consider the transaction. The transaction requires the approval of not less than two-thirds of the votes cast by PDX shareholders. The combination will be a “related party transaction” for Detour Gold within the meaning of Multilateral Instrument 61-101— Protection of Minority Security Holders in Special Transactions (“MI 61-101”). Accordingly, it must be approved by a majority of the votes cast by Detour Gold’s minority shareholders. The Combination Agreement also requires that the combination be approved by a majority of the votes cast by Detour Gold’s shareholders. PDX has agreed to vote its 19 million DGC Shares in favour of the transaction at the special meeting of Detour Gold shareholders.
The transaction is also subject to the receipt of customary regulatory approvals, including the approval of the Toronto Stock Exchange for the listing of the DGC Shares to be issued to PDX shareholders in the transaction. The transaction is also subject to customary and other closing conditions, including that Detour Gold take such actions as are necessary or desirable so that the Detour Gold board of directors will be as set out above under “— Management and Directors”.

Formal Valuation Exemption; Prior Valuations
Detour Gold is exempt from the requirement to provide a formal valuation in connection with the transaction pursaunt to subsection 6.3(2) of MI 61-101 as the non-cash assets involved in the exchange are DGC Shares and PDX Shares, each of which are securities of a reporting issuer. In the joint information circular for the transaction, Detour intends to make the disclosures necessary in order to rely on this exemption.
To the knowledge of Detour Gold and its directors and senior officers, there are no prior valuations (as such term is defined in MI 61-101) relating to or otherwise relevant to the proposed transaction that are required to be disclosed by MI 61-101.
Further Information
Full details of the proposed transaction, a copy of the fairness opinion prepared by BMO Capital Markets for the board of directors of Detour Gold, the factors considered by PDX and Detour Gold’s respective boards of directors and other information relevant to the transaction will be included in a joint information circular, which the parties expect to mail in February 2009. It is expected that the special meetings of shareholders to approve the proposed transaction will be held in late March 2009 and, if approved at those meetings, it is expected that the transaction would close immediately thereafter.
For further information regarding the material change, refer to the attached copy of the Press Release. A copy of this material change report, and the attached Press Release, is available without charge to any security holder of Detour Gold upon request to the Director of Investor Relations of Detour Gold Corporation by writing at the address noted above or by phone at (416) 304-0581. Copies of the Combination Agreement and the Amalgamation Agreement are also available at www.sedar.com.
Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
This report is not being filed on a confidential basis.
Item 7. Omitted Information
No information has been omitted in respect of the material change.

Item 8. Executive Officer
The following senior officer of Detour Gold is knowledgeable about the material change and this report: Gerald Panneton, President and Chief Executive Officer, (416) 304-0800.
Item 9. Date of Report
February 2, 2009

by	(signed) Paul Martin
Chief Financial Officer

January 26, 2009	NEWS RELEASE
Detour Gold and PDX Resources Agree to Merger
Toronto, Ontario — Detour Gold Corporation (TSX: DGC) (“Detour Gold”) and PDX Resources Inc. (TSX:PLG) (“PDX”) are pleased to announce they have entered into an agreement providing for the merger of the companies. PDX is Detour Gold’s largest shareholder, and the 19 million common shares of Detour Gold that it holds represent an approximately 42% interest in Detour Gold.
Summary of the Transaction
Pursuant to the transaction, each PDX share will be exchanged for 0.2571 of a common share of Detour Gold, representing a value of $2.12 per PDX share based upon the closing price of Detour Gold shares on the TSX on January 23, 2009. The value accorded each PDX share is 28% over the closing price of the PDX Shares on January 23, 2009 and 31% over the 20-day volume weighted average trading price of the PDX Shares on the TSX as at the same date. Pursuant to the transaction, a total of 19 million common shares of Detour Gold will be issued to PDX Shareholders. PDX will become a wholly-owned subsidiary of Detour Gold and the shares of Detour Gold currently held by PDX will be cancelled. As a result, the transaction will have no material impact on the capitalization of Detour Gold. Detour Gold shareholders will continue to hold their existing Detour Gold shares.
Benefits of the Transaction
The proposed transaction offers a number of benefits to the shareholders of both PDX and Detour Gold, including the following:
▪	a simplified ownership structure and a larger public float which should facilitate a broader base of institutional investors and greater liquidity in the Detour Gold shares;

▪	for shareholders of PDX:
▪	the elimination of the significant discount in the trading price of the PDX shares relative to the market value of PDX’s interest in Detour; and

▪	direct exposure to the potential of the Detour Lake project, one of the world’s largest undeveloped gold resources;
▪	for shareholders of Detour Gold:
▪	the elimination of the overhang created in the Detour Gold shares by PDX’s significant ownership block; and

▪	the addition of further experience to Detour Gold’s board of directors, whose combined expertise and proven track record will be invaluable in moving the Detour Lake project forward.
Ingrid Hibbard, President and Chief Executive Officer of PDX, said, “This transaction represents an excellent opportunity to create value for the shareholders of PDX. It eliminates the discount in PDX’s share price relative to its holding in DGC and provides our shareholders with more liquid securities offering direct exposure to one of the world’s largest undeveloped gold resources.”

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Gerald Panneton, President and Chief Executive Officer of Detour Gold, stated, “We are delighted by this opportunity to move forward on the Detour Lake project under a broader investor base and assisted by a respected and experienced board of directors. It’s a compelling combination of project and people.”
Management and Directors
Upon completion of the transaction, Gerald Panneton will continue to serve as the President and Chief Executive Officer of Detour Gold and Michael Kenyon, a current director of Detour Gold, will assume the role of Executive Chairman. Three new independent directors will be appointed to Detour Gold’s board of directors: Peter Crossgrove, in the role of Non-Executive Co-Chairman and Lead Director, André Gaumond and Jonathan Rubenstein, bringing with them over 80 years of additional experience in the mining industry. With these additions, Detour Gold’s new board of directors will be composed of Michael Kenyon (Executive Chairman), Peter Crossgrove (Non-Executive Co-Chairman and Lead Director), Gerald Panneton (President and Chief Executive Officer), Louis Dionne, André Gaumond, Ingrid Hibbard, Philip Olson, Jonathan Rubenstein and Ronald Thiessen.
Advisors
RBC Capital Markets is acting as financial advisor and Osler, Hoskin & Harcourt LLP is acting as legal advisor to PDX in connection with the proposed transaction. BMO Capital Markets is acting as financial advisor and Davies Ward Phillips and Vineberg LLP is acting as legal advisor to Detour Gold in connection with the proposed transaction.
Boards of Directors’ Recommendations
The board of directors of Detour Gold (with the directors that also serve on PDX’s board not participating) and the board of directors of PDX (with the directors that also serve on Detour Gold’s board abstaining from voting) have unanimously approved the proposed transaction. All of the directors of PDX and Detour Gold have indicated that they intend to vote their respective shares in favour of the transaction.
Further Transaction Details
The transaction will be implemented through an amalgamation under the Business Corporations Act (Alberta) in which PDX will amalgamate with a newly formed, wholly-owned subsidiary of Detour Gold. In this amalgamation, shareholders of PDX will receive shares in Detour Gold based on the exchange ratio referred to above. Promptly following the amalgamation, the Detour Gold shares currently held by PDX will be cancelled.
Special meetings of the shareholders of each of Detour Gold and PDX will be held to consider the transaction. The transaction requires the approval of not less than two-thirds of the votes cast by PDX shareholders. In addition, the transaction requires the approval of a simple majority of the votes cast by Detour Gold shareholders, as well as the approval of a simple majority of the votes cast by Detour Gold’s minority shareholders. The transaction is also subject to the receipt of customary regulatory approvals, including the approval of the Toronto Stock Exchange for the listing of the Detour Gold shares to be issued to PDX shareholders in the transaction.
The merger agreement includes a commitment by PDX and Detour Gold not to solicit or initiate discussions concerning alternative transactions. In addition, PDX and Detour Gold have each

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agreed to pay a termination fee of $3 million to the other party in specified circumstances where the transaction is not consummated.
Full details of the proposed transaction, a copy of the fairness opinion prepared by BMO Capital Markets for the board of directors of Detour Gold, the factors considered by PDX and Detour Gold’s respective boards of directors and other information relevant to the transaction will be included in a joint information circular, which the parties expect to mail in February 2009. It is expected that the special meetings of shareholders to approve the proposed transaction will be held in late March 2009 and, if approved at those meetings, it is expected that the transaction would close immediately thereafter.
The Detour Gold shares to be issued in the proposed transaction have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.
About PDX Resources Inc.
PDX’s principal asset is its 19 million common shares (representing a 42.3% equity interest) of Detour Gold. PDX provides prospective investors with an opportunity to participate in potential increases in the size of the resource at the Detour Lake project and the value of PDX’s equity interest in Detour.

For further information, please contact:

Ingrid Hibbard, President & CEO	Brendan Cahill, Corporate Secretary
PDX Resources Inc., 440 Harrop Drive, Milton, Ontario L9T 3H2
Tel: 905-875-3828 / Toll-free: 1-877-746-1632 / Email: info@pdxresources.com
About Detour Gold Corporation
Detour Gold is a Canadian gold exploration and development company whose focus is to advance the development of its Detour Lake project located in northeastern Ontario. To date, Detour Gold has outlined a measured and indicated resource of 10.8 million ounces (242.9 million tonnes grading 1.38 g/t gold) and an inferred resource of 2.4 million ounces (63.9 million tonnes grading 1.19 g/t gold), based on a detailed engineered pit design at US$700/oz gold price (refer to July 2nd 2008 Press Release). Detour Gold is expected to complete a feasibility study in 2009.
For further information, please contact:

Gerald Panneton, President and CEO Tel: (416) 304.0800	Laurie Gaborit, Director Investor Relations Tel: (416) 304.0581
Detour Gold Corporation, Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2040, Toronto, Ontario M5J 2J1
Forward-Looking Information
This press release contains certain forward-looking information as defined in applicable securities laws (referred to herein as “forward-looking statements”). Forward-looking information includes, but is not limited to, information concerning the proposed transaction between Detour Gold and PDX and matters relating thereto. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Specifically, this press release includes forward-looking statements regarding: Detour Gold’s planned drilling program and estimate

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of the quantity and quality of its mineral resources. Inherent in forward-looking statements are risks, uncertainties and other factors beyond Detour Gold’s and PDX’s ability to predict or control. These risks, uncertainties and other factors include, but are not limited to, the uncertainties involved in interpreting geological data and other risks involved in the gold exploration and development industry as well as those risk factors listed in Detour Gold’s Annual Information Form (AIF), Item 4.4 — “Description of Business — Risk Factors” filed on SEDAR. Readers are cautioned that the list of factors included in the AIF is not exhaustive of the factors that may affect the forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this press release. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the following assumptions: Detour Gold’s exploration and development activities on the Detour Lake Property will proceed in accordance with Detour Gold’s current timetables; and Detour Gold’s resource estimates, geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral resources) and operational and price assumptions on which the resource estimates are based, are accurate. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Detour Gold’s and PDX’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. Neither Detour Gold or PDX undertakes any obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law.
Information Concerning Estimates of Mineral Resources
This news release uses the terms ‘measured’, ‘indicated’ and ‘inferred’ resources. Detour Gold advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

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